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SEC Mail Processing
MAR 15 2019
Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CELADON FINANCIAL GROUP, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 CENTER STREET
(No. and Street)

CHATHAM	NJ	07928-2599
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARYL HERSCH **973-701-8033**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **DARYL HERSCH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **CELADON FINANCIAL GROUP, LLC**, as of **DECEMBER 31, 2018** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PAUL WALDMAN
Notary Public
State of New York
No.02WA5041711
Qualified in Suffolk County
Certificate filed in New York County
Commission expires April 10, 2019

Public Notary

Signature

Managing Member
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CELADON FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

CELADON FINANCIAL GROUP, LLC

DECEMBER 31, 2018

TABLE OF CONTENTS

Statement of Independent Registered Public Accounting Firm

	Page
Statement of Financial Condition	1
Notes to Financial Statement	2-10

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Celadon Financial Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Celadon Financial Group, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Celadon Financial Group, LLC's management. Our responsibility is to express an opinion on Celadon Financial Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Celadon Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Celadon Financial Group, LLC's auditor since 2013.

Maitland, Florida

March 9, 2019

CELADON FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	1,144,357
Deposits with clearing broker		611,842
Due from clearing broker		163,031
Commissions receiveable - clearing broker		451,107
Securities owned, at market value		2,412,742
Deposits and other assets		22,001
Total assets	$	4,805,080
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Payable to clearing broker	$	2,366,860
Accounts payable and accrued expenses		67,517
Commissions payable		107,981
Securities sold not yet purchased, at market value		8,742
Securitiy deposit payable		431,700
Total liabilities		2,982,800
Member's equity		1,822,280
Total liabilities and member's equity	$	4,805,080

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Celadon Financial Group, LLC (the "Company") is primarily owned by two members, Cambria Holdings, Inc. ("Cambria") 20% and the Company's President who is also the sole stockholder of Cambria - 80%. Cambria was also the sole stockholder of Securities & Investment Planning Company ("SIPC"). The Company ("Celadon") was formed as a limited liability company in 2009 with no pre-determined operating life. The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the National Futures Association (NFA) as of November 2012. The Company brokers securities transactions for customers, for the purchase and sale of marketable securities on their behalf, on a fully disclosed basis with multiple clearing firms.

The Company received approval from FINRA to continue membership as a broker dealer under the same Central Registration Depository as that utilized by SIPC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
For purposes of reporting cash flow, cash and cash equivalents include operating, savings, and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Securities owned and securities sold not yet purchased
Securities owned and securities sold not yet purchased are valued using fair market values, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Concentration of credit risk – cash balances
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Commissions Receivable - Clearing Broker
Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2018. The commissions receivable due as of December 31, 2018 is $451,107.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Due from clearing broker

Due from clearing broker represents amounts due to the firm from the clearing brokerage firm. The Company is required to maintain cash balances with clearing agents, which are restricted as to use. As of December 31, 2018, the Company had in effect clearing agreements with two independent clearing firms (Wedbush & Interactive Brokers). Interactive Brokers does not require a minimum clearing deposit. The cash balance with Interactive Brokers in the amount of 152,444 is disclosed under the due from clearing broker on the statement of financial conditions. The company terminated the clearing agreement with Merrill Lynch in the month of December 2017. The company has a cash balance of 10,587 at Merrill Lynch which will be returned to the company when all client accounts are closed at Merrill Lynch. The company terminated the clearing agreement with ICBC on December 15, 2017. All cash balances at ICBC were returned to the company.

Deposits with Clearing Broker

The clearing deposit with Wedbush in the amount of $611,842 is disclosed under the deposits with clearing broker on the statement of financial condition. Wedbush restricts the withdrawal of the clearing deposits up to their minimum deposit requirement which is $100,000.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2018 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Revenue recognition

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

Private Placement Fees

The Company receives fees for the introduction of buyers and sellers in equity transactions pursuant to a contract. Revenue is recognized at the point in time that the performance arrangement is complete (as set forth under the terms of the agreement).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Revenue recognition** (continued)*

Private Placement Fees (continued)

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Brokerage Commissions

The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date that the company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on a trade date for both revenue sources because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

Proprietary Trading

The Company buys and sells securities for its own account. Gains and losses for these transactions are included in net trading gains. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recently issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective beginning after December 15, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements and has elected not to adopt this ASU early in these financial statements.

Income taxes and uncertain tax positions

The Company is organized as a limited liability company under the laws of the State of Delaware structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interests and are reported on their individual or corporate federal and state income tax returns.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2015 for all major tax jurisdictions.

As of December 31, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Computation of customer reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

3. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2018.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC No. 825, Financial Instruments establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The following presents the Company's December 31, 2018 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Total
Securities owned	$ 286,303	$ 2,126,439	$ 2,412,742
Securities sold not yet purchased	(8,742)	-	(8,742)
Investment at fair value	$ 277,561	$ 2,126,439	$ 2,404,000

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness or a statutory net capital for market makers based on the uniform net capital rule and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2018, the Company had excess net capital of $1,532,896 and a net capital ratio of 1.11 to 1.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2018 include equity, option and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $92,384, which includes the haircut on option securities of $3,928. The options generally expire through the second quarter of 2019. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2018 statement of financial condition.

7. COMMITMENTS AND CONTINGENCIES

The Company entered into a three year lease agreement for office space in Chatham, New Jersey on August 1, 2017 and expires on July 31, 2020. Rent expense relative to the above lease agreement was $84,000 for the year ended December 31, 2018 and is includable in the accompanying statement of operations as rent expense.

Future minimum rental commitments as of December 31, 2018 are as follows:

Years Ended December 31:	
2019	84,000
2020	49,000
	$ 133,000

On July 5, 2016, the company entered into a 3 year lease agreement for office space in Hazlet, NJ, with an option to vacate the premise after 2 years of occupancy. The office space went under extensive renovation and was not ready to move into until late December 2016. Rent payments did not begin until January 1, 2017 when the office was ready for occupancy. Rent expense relative to the above lease agreements was $25,921 for the year ended December 31, 2018 and is includable in the accompanying statement of operations as rent expense. The lease for the Hazlet office was terminated on December 31st, 2018.

On February 26, 2016, the company entered into a 13 month lease agreement for office space in New York, NY with and expiration date of March 31, 2017. The agreement automatically renews for successive terms of 1 year each upon the expiration of the initial term or subsequent term thereafter with a rent increase of 4% of the fixed monthly rent. Rent expense relative to the above lease agreements was $77,130 for the year ended December 31, 2018 and is includable in the accompanying statement of operations as rent expense. A tenant reimburses Celadon for part of the rent due for the office space in New York on a monthly basis and was netted against rent expense. The tenant reimbursed Celadon a total of $12,730 and was netted against rent expense.

As of December 31st, 2018, The Company has no pending legal matter.

8. LOANS PAYABLE

The Company borrowed funds to finance growth in the Municipal bond business. The notes bear interest at the annual rate of 4% of the principal amount outstanding. The notes also include a revenue participation clause whereby the Company agrees to pay to the note participants, based on their proportionate share of the aggregate funded principal amount outstanding under the notes, 30% of all profits generated by the Company's proprietary municipal bond trading account during the period beginning with the date of the note. The notes automatically renew for successive one-year terms unless either party provides the other party with sixty (60) days written notice of intent to terminate. There is also a reduction of amount of revenue participation under certain circumstances. In the event the revenue participation payment is payable between a 10% and 14% annual rate of return with respect to the aggregate principal, the amount of the participation payment otherwise due shall remain at 10%. If the participation payment otherwise payable is more than a 14% annual rate of return with respect to the aggregate principal, then the participation payment shall reduce by 4%, so that the total actual payment is equal to the pro forma participation payment. Total outstanding loans as of December 31st 2018 were $431,700. $375,000 is derived from the municipal bond business notes and $56,700 is derived from other parties.

9. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. The Company did not make any 401(k) contributions for the plan year ended December 31, 2018.

10. CONCENTRATIONS

During the year ended December 31, 2018, the Company did not have a major client concentration.

11. RELATED PARTY TRANSACTIONS

The Company paid an affiliate, Cambria Holdings, a total of $162,500 in distributions. Distributions of $388,500 were paid to Daryl S. Hersch, the Managing Member of Celadon Financial Group, LLC. Daryl S. Hersch is the sole owner of Cambria Holdings. Mr. Hersch also owns 80% of Celadon Financial Group, LLC. During fiscal year 2018, Celadon Financial Group, LLC transferred $415,000 into Cambria Holdings to fund an investment that Cambria participated in. In September of 2018, after the investment was completed, Cambria returned the funds to Celadon Financial Group, LLC. There is no amount due to the affiliate at December 31st, 2018. There is no amount due to affiliate at December 31st, 2018.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require disclosures in the Company's financial statements, as of the date the financial statements were issued.